October 29, 2018

Eric J. Zahler
Chief Executive Officer
Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501
New York, NY 10022

       Re: Monocle Acquisition Corporation
           Draft Registration Statement on Form S-1
           Submitted October 2, 2018
           CIK No. 0001754170

Dear Mr. Zahler:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Exclusive Forum Selection, page 110

1. We note that your forum selection provision in your amended and restated certificate of incorporation identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative actions." Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the federal
 Eric J. Zahler
Monocle Acquisition Corporation
October 29, 2018
Page 2
         securities laws, please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2. Please tell us how your independent registered public accounting firm considered including an explanatory paragraph in its report regarding substantial doubt about the company's ability to continue as a going concern. We refer you to PCAOB auditing standards AS 3101.18a and AS 2415.
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page F-9

3. You disclose that you have access to funds from the sponsor that are sufficient to fund the working capital needs of the company until the earlier of the consummation of the proposed public offering or one year from the date of issuance of the financial statements.
         However, your disclosure on page F-12 indicates that the promissory note from the sponsor is due on March 31, 2019. Please clarify your disclosures to describe any other firm funding commitments you have from the sponsor. Otherwise, please tell us how you considered disclosing that there is substantial doubt about the company's ability to continue as a going concern within one year after the date that the financial statements have been issued. We refer you to ASC 205-40-50.
General

4. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Laura Veator, Staff Accountant, at 202-551-3716 or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field, Attorney-Advisor, at 202-
551-3680 or Dietrich King, Attorney-Advisor, at 202-551-8071 with any other questions.



                                                              Sincerely,
FirstName LastNameEric J. Zahler
                                                              Division of
Corporation Finance
Comapany NameMonocle Acquisition Corporation
                                                              Office of
Information Technologies
October 29, 2018 Page 2                                       and Services
FirstName LastName